Filed Pursuant to Rule 433

Registration No. 333-138480

June 5, 2007

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated June 5, 2007)

Issuer:	Gulf Power Company

Security:	Series 2007A 5.90% Senior Notes due June 15, 2017

Ratings:	A2/A/A (Moody’s/S&P/Fitch)

Size:	$85,000,000

Public Offering Price:	99.954%

Maturity:	June 15, 2017

Treasury Benchmark:	4.50% due May 15, 2017

US Treasury Yield:	4.976%

Spread to Treasury:	+93 basis points

Redemption Terms:	Make-whole call of T + 20 basis points

Coupon:	5.90%

Interest Payment Dates:	June 15 and December 15 of each year beginning December 15, 2007

Format:	SEC Registered

Transaction Date:	June 5, 2007

Expected Settlement Date:	June 12, 2007 (T+5)

Book-running Manager:	Barclays Capital Inc.

Co-Manager:	Morgan Keegan & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Gulf Power Company collect at 1-850-444-6111 or Barclays Capital Inc. toll-free at 1-888-227-2275, ext. 2663.